Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company:

Subsidiary Legal Name	State or Other Jurisdiction of Incorporation or Organization

Renovaro Biopharma, Inc.	Delaware
Renovaro Biosciences Denmark ApS	Denmark
Renovaro Technologies, Inc.	Nevada